FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of    April                                            2004
                    ---------------------------------------      --------------

Commission File No. 000-29898
                    ---------------------------------------

                          Research In Motion Limited
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
--------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                        Form 40-F          X
                      ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                              No         X
              ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                DOCUMENT INDEX
                                --------------



     Document                                                           Page No.
     --------                                                           --------


        1.          News Release dated April 7, 2004 ("RESEARCH IN         4
                    MOTION REPORTS FOURTH QUARTER AND YEAR-END
                    RESULTS FOR FISCAL 2004")

        2.          News Release dated April 7, 2004 ("RESEARCH IN        11
                    MOTION ANNOUNCES EFFECTIVE 2 FOR 1 STOCK SPLIT")

                                                                      Document 1
                                                                      ----------

[RIM logo omitted]
                                                                    News Release

                                                                   April 7, 2004
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS FOURTH QUARTER AND YEAR-END RESULTS FOR FISCAL 2004

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported fourth quarter results for the three months and fiscal year ended February 28, 2004 (all figures in U.S. dollars and U.S. GAAP).

Revenue for the fourth quarter of fiscal 2004 was $210.6 million, up 37% from $153.9 million in the previous quarter and up 141% from $87.5 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 66% for handhelds, 23% for service, 8% for software licences and 3% for other revenue. Revenue for fiscal 2004 was $594.6 million versus $306.7 million in the prior year.

The total number of (R) subscribers in the quarter increased by 204,000 to approximately 1,069,000 total subscribers.

"Innovation and execution continued to drive RIM's business in the fourth quarter. We surpassed the pivotal one million subscribers mark and the continuing escalation of BlackBerry's popularity is evident in our fourth quarter results and outlook," said Jim Balsillie, Chairman and Co-CEO at RIM. "The past fiscal year saw dramatic progress on both operational and strategic fronts as RIM and its partners achieved significant traction in the market and continued to expand the reach of the BlackBerry platform around the world."

Net income for the quarter was $41.5 million, or $0.46 per share diluted, compared to net income of $16.3 million or $0.20 per share diluted in the prior quarter. Higher revenues and continued operating efficiencies contributed to the strong net income growth in the quarter. Excluding the litigation provision of $12.9 million and a tax recovery of $4.2 million, the Company's adjusted net income and adjusted diluted earnings per share were $50.2 million and $0.56 cents respectively. The adjusted net income and adjusted diluted earnings per share do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. These adjusted measures should be considered in the context of RIM's GAAP results.

RIM is increasing revenue and earnings guidance for the first quarter of fiscal 2005 and introducing guidance for the second quarter. This guidance reflects the effective 2 for 1 split of RIM's shares that was announced today. Revenue in the first quarter of fiscal 2005 is currently expected to be in the range of $250-265 million. Revenue for the second quarter of fiscal 2005 is currently expected to be in the range of $270-290 million. RIM is expecting GAAP earnings per share for the first quarter in the range of 21-26 cents per share diluted and adjusted EPS, excluding the litigation provision, in the range of 28-33 cents per share. For the second quarter, RIM is expecting earnings per share to be between 24-29 cents per share diluted on a GAAP basis and 32-37 cents adjusted.

The total of cash, cash equivalents, short-term and long-term investments was $1.49 billion as at February 28, 2004, compared to $532 million at the end of the previous quarter. The majority of the $958.7 million increase was due to the issue of 12.1 million shares during the quarter for net proceeds of approximately $905.2 million.

                                   - more -

Highlights of the fourth quarter:

o RIM closed a public offering of 12.1 million shares for net proceeds of $905.2 million

o  BlackBerry surpassed the one-millionth subscriber milestone.

o  RIM was added to the NASDAQ-100 index.

o Sony Ericsson announced plans to enable BlackBerry connectivity on Sony Ericsson mobile phones, starting with the P900 Symbian OS smartphone.

o Samsung announced plans to enable BlackBerry connectivity on Samsung wireless handhelds.

o PalmSource and RIM formalized a development relationship and began efforts to jointly develop a software client that enables BlackBerry connectivity to Palm OS.

o Nextel introduced the BlackBerry 7510(TM) with speakerphone and high-resolution color screen in the US.

o Cingular Wireless introduced the BlackBerry 6280(TM) and BlackBerry 7280(TM) in the US and Rogers Wireless introduced the BlackBerry 7280(TM) in Canada.

o  Cable & Wireless announced plans to introduce BlackBerry in the Cayman
   Islands.

o  Orange France announced plans to offer BlackBerry.

o Vodafone UK introduced the BlackBerry 7730(TM) and BlackBerry Web Client(TM) service in the UK.

o Vodafone Netherlands introduced the BlackBerry 7230(TM) and BlackBerry Web Client(TM) service.

o  02 UK introduced BlackBerry Web Client(TM) service.

o  Swisscom in Switzerland and SFR in France introduced the BlackBerry 7730(TM).

o TIM (Telecom Italia Mobile) launched pre-paid voice and data services for BlackBerry in Italy.

o  Telefonica Moviles Espana introduced the BlackBerry 7230(TM) in Spain.

o StarHub introduced the BlackBerry 7230(TM) and BlackBerry Web Client(TM) service in Singapore.

o BlackBerry ISV Alliance partners continued to build upon the BlackBerry platform with a range of new products and services that help customers extend their wireless data strategies beyond wireless email.

o BlackBerry continued to win recognition as an industry leader through a wide range of positive product reviews and awards including the CNET Editor's Choice award, the Law Technology News award and the MSD2D People's Choice Security award.

Highlights subsequent to quarter end:

o Siemens AG announced plans to enable BlackBerry connectivity on Siemens mobile phones.

o  O2 announced plans to introduce BlackBerry services for the XDA II.

o T-Mobile International announced plans to offer BlackBerry services for the MDA II, Sony Ericsson P900 and Nokia 6820 to customers in Europe.

o RIM introduced the color BlackBerry 7750(TM) for CDMA2000 1X wireless networks, expected to be available from Verizon Wireless in April.

o  T-Mobile announced plans to offer the BlackBerry 7730(TM) in the US.

o KPN announced plans to offer BlackBerry in the Netherlands, Germany and Belgium.

o  Vodafone Italy introduced BlackBerry Web Client(TM) service.

o  Vodafone Austria announced plans to introduce BlackBerry.

o SingTel announced plans to offer BlackBerry to mobile professionals in Singapore and in the Philippines (via Globe Telecom ) and Australia (via Optus).

o  CSL introduced the BlackBerry 7730(TM)and BlackBerry 7230(TM)in Hong Kong.

o Bharti and Research In Motion reached an agreement focused on bringing BlackBerry products and services to India.

o RIM and Good Technology, Inc. signed a settlement and license agreement. RIM received a lump sum settlement and will receive ongoing quarterly royalties.

                                   - more -

The replay of the company's Q4 conference call can be accessed after 7 p.m. (eastern), April 7, 2004 until midnight (eastern), April 14, 2004. It can be accessed by dialing 416-640-1917 and entering passcode 21041109#. The conference will also appear on the RIM web site, live at 5:00 pm (eastern) and archived at http://www.rim.com/investors/events/index.shtml until midnight April 21, 2004.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:                                        Investor Contact:
Courtney Flaherty                                     RIM Investor Relations
Brodeur Worldwide for RIM                             519.888.7465
212.771.3637                                          investor_relations@rim.com
cflaherty@brodeur.com

                                      ###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to the anticipated demand for the BlackBerry platform, and RIM's revenue and earnings expectations for the first and second quarters of fiscal 2005. The phrases and terms "continuing escalation" and "expected to be" or "expecting" are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's intellectual property; RIM's ability to enhance current products and develop new products; RIM's reliance on carrier partners, third-party network developers and suppliers; and intense competition. These risk factors and others relating to RIM's business and industry are discussed in greater detail in the "Risk Factors" and "MD&A" sections of RIM's filings with the United States Securities and Exchange Commission and securities regulators in Canada. These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                                   - more -


                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Consolidated Statements of Operations


                                                For the three months ended             For the year ended
                                         February 28,  November 29,    March 1,    February 28,    March 1,
                                             2004          2003         2003           2004           2003
____________________________________________________________________________________________________________
                                                   (unaudited)                              (audited)
Revenue                                    $ 210,585     $ 153,891    $  87,502     $ 594,616     $ 306,732
Cost of sales                                107,109        81,493       51,608       323,365       187,289
                                           -----------------------------------------------------------------
Gross margin                                 103,476        72,398       35,894       271,251       119,443
                                           -----------------------------------------------------------------
Gross Margin %                                  49.1%         47.0%        41.0%         45.6%         38.9%

Expenses
Research and development, net                 17,877        15,673       12,535        62,638        55,916
Selling, marketing and administration         32,310        26,233       24,980       108,492       104,978
Amortization                                   6,702         7,226        6,434        27,911        22,324
Restructuring charge                               -             -            -             -         6,550
Litigation                                    12,874         9,201       25,540        35,187        58,210
                                           -----------------------------------------------------------------
                                              69,763        58,333       69,489       234,228       247,978
                                           -----------------------------------------------------------------
Income (loss) from operations                 33,713        14,065      (33,595)       37,023      (128,535)
                                           -----------------------------------------------------------------
Investment income                              3,624         2,264        2,498        10,606        11,430
                                           -----------------------------------------------------------------
Income (loss) before income taxes             37,337        16,329      (31,097)       47,629      (117,105)
Provision for (recovery of) income taxes      (4,200)            -            -        (4,200)       31,752
                                           -----------------------------------------------------------------
Net Income (loss)                          $  41,537     $  16,329    $ (31,097)    $  51,829     $(148,857)
                                           =================================================================
Earnings (loss) per share
                                           -----------------------------------------------------------------
     Basic                                 $    0.49     $    0.21    $   (0.40)    $    0.65     $   (1.92)
                                           =================================================================
     Diluted                               $    0.46     $    0.20    $   (0.40)    $    0.62     $   (1.92)
                                           =================================================================
Weighted average number of common
shares outstanding (000's)
     Basic                                    84,800        78,421       77,105        79,650        77,636
     Diluted                                  90,308        83,025       77,105        83,690        77,636

                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Consolidated Balance Sheets

As at                                       February 28,        March 1,
                                                    2004           2003
________________________________________________________________________________
                                                       (audited)
Assets
Current
Cash and cash equivalents                     $ 1,156,419    $   340,681
Trade receivables                                  95,213         40,803
Other receivables                                  12,149          4,538
Inventory                                          42,836         31,275
Restricted cash                                    36,261              -
Other current assets                               12,527         11,079
                                        ---------------------------------
                                                1,355,405        428,376

Investments                                       333,886        190,030
Capital assets                                    147,709        161,183
Intangible assets                                  64,269         51,479
Goodwill                                           30,109         30,588
                                        ---------------------------------
                                              $ 1,931,378    $   861,656
                                        =================================

Liabilities
Current
Accounts payable and accrued liabilities      $   106,108    $    73,009
Accrued litigation and related expenses            84,392         50,702
Income taxes payable                                1,684          4,909
Deferred revenue                                   16,498         14,336
Current portion of long-term debt                     193          6,143
                                        ---------------------------------
                                                  208,875        149,099

Long-term debt                                      6,240          5,776
                                        ---------------------------------
                                                  215,115        154,875
                                        ---------------------------------

Shareholders' equity
Capital stock                                   1,829,388        874,377
Accumulated deficit                              (119,206)      (171,035)
Accumulated other comprehensive income              6,081          3,439
                                        ---------------------------------
Total shareholder' equity                       1,716,263        706,781
                                        ---------------------------------
                                              $ 1,931,378    $   861,656
                                        =================================


                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Condensed Consolidated Statement of Cash Flows

                                                                 For the three
                                                                   months ended  For the year ended
                                                              February 28, 2004   February 28, 2004
___________________________________________________________________________________________________
                                                                    (unaudited)           (audited)
Cash flows from operating activities
Net income                                                          $    41,537        $    51,829

Items not requiring an outlay of cash:
Amortization                                                             15,011             54,529
Gain (loss) on disposal of capital assets                                    (1)               223
Loss on foreign currency translation of long-term debt                    1,131                713
                                                                    -------------------------------
                                                                         57,678            107,294

Net changes in non-cash working capital items                           (17,630)           (43,605)
                                                                    -------------------------------
                                                                         40,048             63,689
                                                                    -------------------------------
Cash flows from financing activities
Issuance of share capital and warrants                                  975,104            994,640
Financing costs                                                         (39,629)           (39,629)
Repayment of long-term debt                                              (5,826)            (6,130)
                                                                    -------------------------------
                                                                        929,649            948,881
                                                                    -------------------------------
Cash flows from investing activities
Acquisition of investments                                             (186,989)          (186,989)
Proceeds on sale or maturity of investments                               1,244             43,746
Acquisition of capital assets                                            (9,046)           (21,816)
Acquisition of intangible assets                                         (2,581)           (32,252)
Acquisition of subsidiaries                                                   -                479
Acquisition of short-term investments                                       (53)           (24,071)
Proceeds on sale or maturity of short-term investments                   24,071             24,071
                                                                    -------------------------------
                                                                       (173,354)          (196,832)
                                                                    -------------------------------

Net increase in cash and cash equivalents
  for the period                                                        796,343            815,738

Cash and cash equivalents, beginning of period                          360,076            340,681
                                                                    -------------------------------
Cash and cash equivalents, end of year                              $ 1,156,419        $ 1,156,419
                                                                    ===============================

                                                                       As at              As at
                                                                  Feb. 28, 2004       Nov. 29, 2003
                                                                     (audited)         (unaudited)

Cash and cash equivalents                                           $ 1,156,419        $   360,076
Short-term investments                                                        -             24,018
Investments                                                             333,886            147,528
                                                                    -------------------------------
Cash, cash equivalents, short-term investments
  and investments                                                   $ 1,490,305        $   531,622
                                                                    -------------------------------

                                                                      Document 2
                                                                      ----------

[RIM logo omitted]
                                                                    News Release

                                                                   April 7, 2004
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION ANNOUNCES EFFECTIVE 2 FOR 1 STOCK SPLIT

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, announced that its Board of Directors today approved a two-for-one stock split of the company's outstanding common shares. The two-for-one stock split will be implemented by way of a stock dividend whereby shareholders will receive one common share of the company for each common share held. The stock dividend will be payable on June 4, 2004 to common shareholders of record at the close of business on May 27, 2004. The total number of common shares outstanding as of February 28, 2004 was 92.4 million. Adjusting for the stock split, the total number of common shares outstanding will be 184.8 million.

Shareholders should retain their existing share certificates and not return their share certificates to the company's transfer agent. Share certificates representing the stock dividend will be mailed out on or about June 4, 2004 to registered shareholders as of the record date.

RIM is ascribing no monetary value to the stock dividend. Accordingly, there will be no tax payable by Canadian or U.S. shareholders as a result of the dividend. Shareholders are advised to contact their tax advisors for further information.

Further details and answers to shareholder questions relating to the stock split are available on our website at http://www.rim.com/investors/faqs/index.shtml.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:                                        Investor Contact:
Courtney Flaherty                                     RIM Investor Relations
Brodeur Worldwide for RIM                             519.888.7465
212.771.3637                                          investor_relations@rim.com
cflaherty@brodeur.com

                                      ###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" and "MD&A" sections of RIM's filings with the United States Securities and Exchange Commission and securities regulators in Canada. These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                                  SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Research In Motion Limited
                                         ---------------------------------------
                                                     (Registrant)

Date:    April 7, 2004             By:     /s/ Dennis Kavelman
         ------------------                -------------------------------------
                                                     (Signature)
                                           Dennis Kavelman
;                                          Chief Financial Officer